UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Downey Financial Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

261018105

(CUSIP Number)

Larry D. Willard

Hilltop Holdings Inc.

200 Crescent Court, Suite 1330

Dallas, Texas  75201

(214) 855-2177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 261018105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hilltop Holdings Inc. 84-1477939

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,891,413

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,891,413

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,891,413

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.8%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Downey Financial Corp., a Delaware corporation (“Downey” or the “Issuer”). The principal executive offices of Downey are located at 3501 Jamboree Road, Newport Beach, California  92660.

Item 2.	Identity and Background

(a)                        The name of the person filing this Schedule 13D is Hilltop Holdings Inc. (the “Reporting Person”).  The name, business address, present principal occupation or employment, the name, principal business and address of such employer and citizenship of each director and executive officer of the Reporting Person are set forth on Schedule A (collectively, the “Named Individuals”).

(b)                       The Reporting Person’s principal business address and address of its principal office is 200 Crescent Court, Suite 1330, Dallas, Texas  75201.

(c)                        The Reporting Person is a holding company that owns NLASCO, Inc., a property and casualty insurance company.

(d) and (e)                               During the past five years, the Reporting Person has not, and to its best knowledge, none of the Named Individuals has, been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)                          The Reporting Person is a Maryland corporation.

Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person acquired the 1,891,413 shares of Common Stock (the “Shares”) reported herein using working capital funds for an aggregate purchase price of $63,369,639.63.
Item 4.	Purpose of Transaction

Following the sale of substantially all of its assets on July 31, 2007, the Reporting Person is engaged in the evaluation of potential candidates for acquisitions and strategic transactions.  As part of this evaluation strategy, the Reporting Person identified the Issuer as a potential candidate for an acquisition or strategic transaction.  The Reporting Person’s purpose in acquiring the Shares was to obtain a meaningful equity position in the Issuer.

On November 16, 2007, Mr. Gerald J. Ford, Chairman of the Reporting Person, met with representatives of the Issuer, including Mr. Maurice L. McAlister, Chairman of the Board.  During that meeting, Mr. Ford indicated that the Reporting Person had accumulated a meaningful equity investment in the Issuer.  Mr. Ford also indicated that the Reporting Person contemplates seeking discussions in the near-term with the Issuer, either through oral or written communications, regarding the Issuer’s long-term strategies, including a potential business combination.

The Reporting Person intends to continue to evaluate the Issuer’s business, financial condition, results of operations, capital structure, management, stock market performance and other relevant factors. Depending on the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the business prospects of the Issuer, general stock market and economic conditions, tax considerations and other factors deemed relevant, the Reporting Person may consider various alternative courses of action and take any action deemed appropriate, including, but not limited to, acquiring additional securities of the Issuer or disposing of all or a portion of the Issuer’s securities through open market or privately negotiated transactions or otherwise, seeking to acquire control of the Issuer through a business combination or other transaction, or making certain proposals to the Issuer or its shareholders.  The Reporting Person may seek the views of, hold discussions with and respond to inquiries from representatives of the Issuer and other persons with respect to any of the foregoing.

The Reporting Person may, from time to time, develop plans respecting, or propose changes in the policies, operations, capital structure or business of the Issuer.  Such plans or proposals may include or relate to one or more of the transactions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D, including, without limitation, a merger, disposition, sale of assets or change in capitalization.

Subject to the foregoing, neither the Reporting Person nor to the best of its knowledge, any of the Named Individuals, has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) though (j), inclusive, of Item 4 of Schedule 13D, but reserves the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider its position, change its purpose, take other actions or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer

(a)                        As of November 16, 2007, the Reporting Person was the beneficial owner of 1,891,413 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock (based upon 27,853,783 shares of Common Stock outstanding as of September 30, 2007 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).  To the best knowledge of the Reporting Person, none of the Named Individuals beneficially owns any shares of Common Stock.

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
Hilltop Holdings Inc.	1,891,413	0	1,891,413	0

To the best knowledge of the Reporting Person, none of the Named Individuals has the sole power to vote or to direct the vote, the shared power to vote or to direct the vote, the sole power to dispose or to direct the disposition or the shared power to dispose or to direct the disposition of the Shares.

(c)                        Except as set forth on Schedule B attached hereto, neither the Reporting Person, nor to the best of its knowledge, any of the Named Individuals, has effected any transaction in the Issuer’s Common Stock during the past 60 days.

(d)                       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Issuer’s Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Neither the Reporting Person, nor to the best of its knowledge, any of the Named Individuals, are parties to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock or any other securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits
None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

Hilltop Holdings Inc.

	By:	/s/ Larry D. Willard
Larry D. Willard
President and Chief Executive Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF

HILLTOP HOLDINGS INC.

Name	Business Address	Relationship to Hilltop	Present Principal Occupation Including Name and Address (if different) of Employer	Citizenship

Gerald J. Ford	200 Crescent Court Suite 1350 Dallas, TX 75201	Chairman; Director	Banking and financial institutions entrepreneur; General Partner of Hunter’s Glen/Ford, Ltd., an investment partnership	USA

Larry D. Willard	200 Crescent Court Suite 1330 Dallas, TX 75201	Director, President and Chief Executive Officer	President and Chief Executive Officer of Hilltop	USA

W. Joris Brinkerhoff	1681 E. Cedar Ave. Denver, CO 80209	Director	Manager of family business interests	USA

Charles R. Cummings	301 Commerce Street Suite 1405 Fort Worth, TX 76102	Director	Chairman and Chief Executive Officer of Ophthalmic Innovations International (4290 E. Brickell St. Building A, Ontario, CA 91761)	USA

Rhodes Bobbitt	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Retired	USA

J. Markham Green	15 E. 91st Street Apartment 10A New York, NY 10128	Director	Private Investor	USA

James R. “Randy” Staff	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Consultant to Hunter’s Glen/Ford, Ltd., an investment partnership	USA

C. Clifton Robinson	900 Austin Avenue 12th Floor Waco, TX 76701	Director	Chairman of NLASCO, Inc., a property and casualty insurance company	USA

Carl B. Webb	200 Crescent Court Suite 1350 Dallas, TX 75201	Director	Co-Chairman of Triad Financial Corporation (7711 Center Avenue, Suite 100, Huntington Beach, CA 92647) and Consultant to Hunter’s Glen/Ford, Ltd.	USA

Schedule B

TRANSACTIONS IN SHARES BY

HILLTOP HOLDINGS INC.

IN PAST 60 DAYS

All of the purchases of shares of Common Stock were made by Hilltop in the open market.

Date of Transaction	Number of Shares Purchased	Price Per Share	Aggregate Purchase Price

11/2/07	200,200	$34.8868	$6,988,346.36
11/5/07	388,600	$34.4449	$13,393,065.14
11/6/07	241,674	$34.4151	$8,322,073.36
11/7/07	469,526	$33.4064	$15,694,568.89
11/8/07	376,413	$32.6664	$12,303,590.88
11/15/07	150,000	$31.009	$4,654,355.00
11/16/07	65,000	$30.959	$2,013,640.00